SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 03 August 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures 1:   Result of AGM announcement made on 16 July 2009

Enclosures 2:   BT and Vodafone Ireland Agreement announcement made on 22 July 2009

Enclosures 3:   Disposal of German consulting service announcement made on 31 July 2009

Enclosures 4:   Total Voting Rights announcement made on 31 July 2009

Enclosure 1

BT Group plc
Announcement of AGM Poll Results
16
July 2009
Following the Annual General Meeting held
on 15 July 2009
, BT Group plc announces the results of the poll vote for each resolution as follows:

Annual General Meeting Resolutions	Fo r	%	Against	%	Votes withheld
Ordinary Business
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2009 be received.	4,491,395,133	99.81	8,449,594	0.19	14,999,682
Resolution 2 That the directors' remuneration report for the year ended 31 March 2009 be approved.	3,758,110,206	88.81	473,353,695	11.19	283,380,508
Resolution 3 That the final dividend of 1.1 pence per share recommended by the directors be declared to be payable on 7 September 2009 to holders of ordinary shares registered at the close of business on 14 August 2009.	4,487,722,809	99.72	12,379,576	0.28	14,742,024
Resolution 4 That Clayton Brendish be re-elected as a director.	4,440,836,602	98.76	55,668,796	1.24	18,339,011
Resolution 5 That Phil Hodkinson be re-elected as a director.	4,387,488,180	97.58	109,017,217	2.42	18,339,012
Resolution 6 That Tony Chanmugam be elected as a director.	4, 443,114,963	98.81	53,514,797	1.19	18,214,649
Resolution 7 That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,490,029,772	99.78	10,007,695	0.22	14,806,942
Resolution 8 That the directors be authorised to decide the auditors' remuneration.	4,487,891,811	99.75	11,064,926	0.25	15,887,672
Special Business
Resolution 9
That the directors are authorised generally and without conditions under Section 80 of the Companies Act 1985 ('1985 Act') to allot relevant securities:

(a) up to an amount of £127 million;

(b) comprising equity securities up to a further amount of £127 million in connection with a rights issue.

These authorities supersede any previous ones under Section 80 of the 1985 Act and expire at the end of the next AGM. The Board can make offers, or enter into agreements which would, or might, need relevant securities to be allotted after that expiry. In this Resolution 'relevant securities' and 'equity securities' are as defined in the 1985 Act; 'amounts' refer to the face value (which is the nominal value) of the relevant securities; and 'rights issue' is as defined in Article 74 of the Company's articles of association.
	4,295,883,882	96.19	170,100,608	3.81	48,859,919
Resolution 10
That subject to the passing of Resolution 9, the directors have power to allot equity securities (within the meaning of Section 94 of the 1985 Act) entirely paid for in cash

(a) under the authority given by paragraph (a) of
Resolution 9:

in connection with a pre-emptive offer; except in connection with a pre-emptive offer, up to an aggregate nominal amount of
£20 million; and

(b) under the authority given by paragraph (b) of Resolution 9 in connection with a rights issue as if Section 89(1) of the 1985 Act did not apply to any such allotment. This power expires at the end of the next AGM but the Board can make offers, or enter into agreements which would, or might, need equity securities to be allotted after that expiry. In this Resolution all the words defined in Resolution 9 have the same meaning and:

'pre-emptive offer' means an offer of equity securities open for a period fixed by the Board to holders (other than the Company) of ordinary shares in proportion to their holdings, subject to the limits or restrictions which the directors think are necessary;

references to an allotment of equity securities include a sale of treasury shares; and

in working out any maximum amounts of securities, the face value of rights to subscribe for shares, or to convert any securities into shares, will be taken as the face value of the shares which would be allotted if the subscription or conversion takes place.
	4,471,116,712	99.18	36,976,437	0.82	6,751,260
Resolution 11
That the Company has general and unconditional authority to make market purchases as defined in section 163 of the Companies Act 1985 of shares of 5p each in the Company, subject to the following conditions:

(a) the maximum number of shares which may be purchased is 774 million shares;

(b) the minimum price (excluding expenses) which may be paid for each share is 5p;

(c) the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:

(i) 105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii) the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for, any number of shares in the Company on the trading venues where the purchase is carried out; and

(d) this authority will expire at the end of the next AGM of the Company held in 2010, or if earlier, 14 October 2010, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.
	4,482,337,897	99.66	15,094,484	0.34	17,412,028
Resolution 12 That with effect from 1 October 2009 the Company: (a) amends its articles of association ('Current Articles') by deleting the provisions of the Company's memorandum of association ('Memorandum') which, due to section 28 Companies Act 2006 ('2006 Act'), would be treated as provisions of the Current Articles; and (b) adopts new articles of association ('New Articles').	4,398,665,313	97.63	106,615,703	2.37	9,563,393
Resolution 13 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	4,375,428,608	97.04	133,458,923	2.96	5,956,878
Resolution 14 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political: (a) parties and/or independent election candidates not exceeding £75,000 in total; and (b) organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2009 AGM and ending at the conclusion of the day on which the 2010 AGM is held.	4,355,818,005	97.29	121,360,273	2.71	37,666,131

In accordance with Listing Rule 9.6.2
,
 copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for inspection at the UKLA
'
s Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enclosure 2
NEWS RELEASE

    DC09-234

    22 July 2009

BT AND VODAFONE
AGREEMENT
 TO SIGNIFICANTLY BOOST COMPETITION AND NETWORK INVESTMENT
 IN
REPUBLIC
 OF
IRELAND

  BT to develop broadband infrastructure with speed
  s
  of
  up to 24Mbs for
  approximately two thirds
   of available broadband lines

  Agreement positions Vodafone as
  the
  clear no 2 in
  the fixed
   market
   with over 170,000
  fixed
  customers and a 15% market share
  of the fixed broadband market

  Increased competition and greater choice for customers as wholesale access

  to
   BT
  's advanced network
  enables Vodafone to launch differentiated suite of fixed products

Dublin
,

Wednesday
22nd

July
 2009:
Consumers and small businesses in Ireland will benefit from greater competition and choice, following a strategic partnership agreed between BT and Vodafone today. The landmark contract will also result in the creation of an alternative, competitive telecoms network in Ireland.

Under the terms of the agreement, which is subject to approval from the Irish Competition Authority, BT will transfer its consumer and small business broadband and voice customer base to Vodafone and will also provide wholesale network services to underpin Vodafone's business over a seven-year period. BT will continue to focus on becoming the number one provider of networked IT services to mid and large sized businesses and the public sector in Ireland
.

BT will also be committing significant investment towards building an advanced network infrastructure and improving broadband speeds in Ireland. It will provide a platform for the delivery of up to 24Mbps broadband services to approximately two thirds of Ireland's available broadband lines by unbundling up to 58 additional exchanges. To date, BT has already unbundled 22 exchanges in the Republic of Ireland.

Today's announcement combines Vodafone's strength in sales, marketing and distribution with BT's expertise in the successful delivery of managed network services. Over 84,000 consumers and 3,000 small businesses currently with BT will transfer to Vodafone over the next several months, where they will benefit from access to a wide range of innovative converged services from a leading total telecommunications company
.

Chris Clark, CEO, BT Ireland said "This is a very positive chapter in Ireland's telecoms history and will open up the market to greater competition and choice. BT has made remarkable strides in Ireland in recent years in securing landmark managed services deals with corporate customers, the public sector and other communications providers. We will aggressively focus on growing our impressive share of these market segments, while investing in the network access that customers and Ireland Inc. need to compete effectively
."

Charles Butterworth,
CEO
, Vodafone Ireland said "Today's announcement will give
 Vodafone the ability to launch an exciting and innovative roadmap of fixed products and services that are strongly differentiated from those available in the market today, giving customer
s more choice and better value.
 This deal strongly positions Vodafone as the no 2 player in the fixed broadband
market
.
Our strategy is to compete aggressively in the fixed market to deliver real value, bring best-in-class products to market and build a sizeable fixed base to rival other participants in this market. We guarantee that BT customers who are transferring to Vodafone will be better off
 a
s a
 result of this
agreement
.
"

The value of the gross assets
that
are the sub
j
ect of this transaction was €4.8
 million
 at 31 March 2009.

Ends

For further information please contact:
Priscilla O'Regan, BT: 086 633 5398
Rosemary Steen, Vodafone: 087 050 5050
Christine Heffernan, Vodafone 087 050 5555

Notes to Editor:

. This
transaction
is subject to approval from the Irish Competition Authority

.
Small
businesses
 are those with
6 telephone lines
 or less

3.
A small number of BT employees are expected to transition to Vodafone under the terms of the agreement.

About BT
Ireland
:

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services; broadband and internet products and services and converged fixed/mobile products and services.

BT Ireland is headquartered in
Belfast
 and
Dublin
 and employs close to 2,800 people in offices across the island.

In the year ended 31 March 2009, BT Ireland's revenue was
£800.8 million.

For more information visit
www.btireland.ie

About Vodafone
Ireland
Vodafone is
Ireland
's leading
total telecoms
 provider with a customer base of over 2.

 million comprising business and personal subscribers and a market share of over 41
.5
%.
In November 2007, Vodafone
Ireland

acquired Perlico,
 bringing the company's total customer
base to 2.

 million as at 31
st

March
 200
9
.

In
 2001 the Irish company offic
ially became a subsidiary of
 Vodafone Group
P
lc,
 the world's leading international mobile
telecommunications company,
with equity interests in 31 countries and Partner Markets in approximately 40 countries. As of 31 March 2009, Vodafone had 303 million proportionate customers worldwide. For further information, please visit
www.vodafone.com
.

Enclosure 3

July

, 2009

BT GLOBAL SERVICES DISPOSES OF
BUSINESS

SIMULATION AND CONSULTING
ACTIVITIES
IN
GERMANY

Today BT
Global Services
announces th
e sale of
its
German
business

simulation and consulting
activities for
 clients in
the energy sector to the existing manager, Dr. Heiko Spitzer, in a management buy-out transaction
. The newly formed company acquiring the business is called
intellgenio GmbH
and
will honour the contractual obligations of BT so that existing customers can continue to enjoy their usual outstanding
support.

The unaudited gross assets of the business
being
sold are
€
0.2m

as
at
30 June 2009

.
*** ends ***
About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group's revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in
London
 and
New York
.

For more information, visit
:
www.bt.com/aboutbt

About intellgenio:
intellgenio GmbH is a newly formed consulting specialist focusing on two main activities: Asset Simulation for the German-speaking Utilities market (Germany, Austria, Switzerland) through the development of sustainable investment and maintenance strategies, and comprehensive consulting services around the network business, covering issues such as control concepts, benchmarking and the analysis of carbon emissions.

Enclosure 4

Friday 31 July 2009

BT GROUP PLC

TOTAL VOTING RIGHTS – MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2009, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 405,622,520 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,745,604,509.

The above figure (7,745,604 ,509 ) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA’s Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 03 August 2009